UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983 and 333-222891, and the Registrant's Form F-3 Registration Statement, as amended, File No. 333-214816.

Kamada Ltd. (the “Company”) (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, today announced that on July 22, 2018, during the course of the Company’s negotiations with the Histadrut - General Federation of Labor in Israel (“Histadrut”) and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel (“The Employee’s Committee”), on the extension of a collective bargaining agreement, the Employee’s Committee commenced a labor strike.

In December 2013, the Company signed a collective bargaining agreement with the Histadrut and the Employees’ Committee, which expired in December 31, 2017.  Since that time, the Company and the Employees Committee have been negotiating the renewal of the collective bargaining agreement. While significant progress has been achieved throughout the course of the negotiations, the parties have not reached an agreement to date.

As the strike was initiated by the Employee’s Committee, Kamada cannot predict how long it will last, or whether it will have a material direct effect on its financial results. However, at this time, the Company does not anticipate that the strike will have a materially adverse impact on its financial condition or the supply of its products.

The Employee’s Committee represents only the plant labor and the work stoppage has no impact on the R&D and clinical development activities of the Company.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding Kamads’s expectations relating to the timing of the resolution of its current employee strike and negotiations with the employees’ committee and the Histadrut, as well as the business and financial impact of such employee strike.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, those risk factors set forth in Kamada’s Form 20-F for the period ended December 31, 2017, including specifically the risk factor in the Form 20-F entitled: “We have entered into a collective bargaining agreement with the employees' committee and the Histadrut (General Federation of Labor in Israel), and we could incur labor costs or experience work stoppages or labor strikes as a result of any disputes in connection with such agreement.” The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 26, 2018	KAMADA LTD.
By: /s/ Chaime Orlev
Chaime Orlev Chief Financial Officer